AB 2/27/06

06002188

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 2 1 2006
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taylor Capital Management Inc

OFFICIAL USE ONLY
43559
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Carpenters Brook Road
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANCIS M. TAYLOR (203)-531-9729
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NELSON,MAYOKA & COMPANY CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

7 HIGH STREET SUITE 212,HUNTINGTON NY 11743
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 13 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANCIS M. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taylor Capital Management, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JANICE L. STEARNS
Notary Public, State of Connecticut
My Commission Expires Jan 30 2008

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAYLOR CAPITAL MANAGEMENT INC.
TABLE OF CONTENTS
DECEMBER 31, 2005

Nelson, Mayoka & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

551 5TH Avenue
New York, New York
10176-0001

Tel. (212) 697-7979
Fax (212) 697-8997
DIRECT LINE

Independent Auditor's Report

To The Shareholder
Taylor Capital Management Inc

We have audited the accompanying statement of financial condition of Taylor Capital Management Inc., as of December 31, 2005 and the related statements of income, changes in stockholders equity, cash flows, and changes in liabilities subordinated to claims and general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating, the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Capital Management Inc. as of December 31, 2005, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nelson, Mayoka and Company , PC
New York, New York
February 1, 2006

Exhibit A

Taylor Capital Management Inc.
Statement of Financial Condition
December 31, 2005

	Assets	
CURRENT ASSETS		
Cash and cash equivalents (Note 1)	$	15,590
Commissions Receivable		3,185
Fixed Assets		
Equipment, Furniture & Fixtures		3,427
Accumulated Depreciation		(3,427)
TOTAL ASSETS	**$**	**18,775**
	Liabilities	
Accrued Expenses	$	2,000
	Stockholders' Equity	
Stockholders' equity (Notes 4 and 5)		
Common Stock		500
Paid in Capital		464,614
Retained Earnings (Deficit)		(448,339)
Total stockholders' equity		16,775
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**18,775**

The accompanying notes are an integral part of these financial statements

Taylor Capital Management Inc.
Statement of Income
For the Year Ended December 31, 2005

Revenues	
Management fees	$ 22,474
	22,474
Expenses	
Operating expenses	(155,663)
Net Income before povision for income taxes	(133,189)
Provision for income taxes (Note 3)	(500)
Net loss	$ (133,689)
Income per shareof common stock (Note 5):	
Net loss	$ (26.74)
Weighted average shares outstanding (Note 5)	5,000
Book value per share	$ 3.36

The accompanying notes are an integral part of these financial statements

Exhibit C

Taylor Capital Management Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Pain in Capital	Capital Stock Common	Retained Earnings (Deficit)
Balances at January 1, 2005	$ 338,598	$ 500	$ (314,650)
Contributions	126,016		
Net loss	-	-	(133,689)
Balances at December 31, 2005	$ 464,614	$ 500	$ (448,339)

The accompanying notes are an integral part of these financial statements

Exhibit D

Taylor Capital Management Inc.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (133,689)
Depreciation	
Adjustments to reconcile net Income to net cash provided by operating activities:	
Increase in Commissions Receivable	(1,318)
Net cash used in operating activities	(135,007)
Cash flows from financing activities	
Paid In Capital	126,016
Net cash used in financing activities	126,016
Net decrease in cash and cash equivalents	(8,991)
Cash and cash equivalents - beginning of year	24,581
Cash and cash equivalents - end of year	$ 15,590

The accompanying notes are an integral part of these financial statements

Taylor Capital Management Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended December 31, 2005

Subordinated liabilities at January 1, 2005	$ 2,000
Subordinated liabilities at December 31 , 2005	$ 2,000

The accompanying notes are an integral part of these financial statements

TAYLOR CAPITAL MANAGEMENT INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 - Summary of Significant Accounting Policies

Securities transactions are recorded on a trade date basis.

The company considers all highly liquid investments with an initial maturity date of three months or less when purchased to be "cash equivalents".

Income per share is computed on the basis of the weighted average number of common stock and common stock equivalent shares outstanding during the year

Note 2 – Securities owned

As of the balance sheet date the company does not own any corporate stocks or debt instruments. Marketable securities consist of mutual funds stated at fair market value.

Note 3 - Income Taxes

The Income Tax Provision consists of the following:

State	$500

Note 4 - Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratios may fluctuate on a daily basis. At December 31, 2005, the company had net capital and net capital requirements of approximately $12,431 and $5,000 respectively. The Company's net capital ratio was 2.5 to 1.

Note 5 - Capital Stock and Stock Options

The Company received additional paid in capital aggregating approximately $126,016 in 2005 from its sole shareholder.
The authorized, issued and outstanding shares of capital stock at December 31, 2005 were as follows:
Common stock, $.10 par value: 5,000 shares authorized, issued and outstanding.

Note 6 - Financial Instruments with Off – Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and conterparty risk. In addition, the company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Taylor Capital Management Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended December 31, 2005

Computation of Net Capital

Net capital from stockholders' equity before haircuts on security positions	$	12,231
Less		
Non Allowable Assets		
Net Capital before Haircuts		12,231
Haircuts		-
Net Capital		12,231

Computation of Basic Net Capital Requirement

Net Capital		12,231
Minimum net capital requirements of reporting broker-dealer		5,000
Excess net capital	$	7,231

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	2,000
Percentage of Aggregate indebtedness to net capital		16%

The accompanying notes are an integral part of these financial statements

Taylor Capital Management Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended December 31, 2005

Reconciliation with Company's computation included in
Part II of Form X 17A-5 as of December 31, 2005

Net capital , as reported in Company's Part II (Unaudited) Focus Report	$	12,231
Net audit adjustments		-
Net capital per above	$	12,231

The accompanying notes are an integral part of these financial statements

Taylor Capital Management Inc.

Information Relating to Possession or control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

The company claims exemption from the requirements of Rule 15c3-3 under Section (k) (2) of the Rule.

The accompanying notes are an integral part of these financial statements

Taylor Capital Management Inc.

A Report Describing Any Material Inadequacies Found
to Exist or Found to Have Existed Since the
Date of the Previous Audit.
As of December 31, 2005

No material inadequacies were found to exist as of December 31, 2005 with respect to the company's internal control system.